The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 12, 2024

VIA EDGAR TRANSMISSION

Lisa Larkin
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Larkin:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services on May 7, 2024 and June 7, 2024 regarding the Company’s Post-Effective Amendment (“PEA”) No. 321 to its Registration Statement on Form N-1A. PEA No. 321 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on March 15, 2024. The sole purpose of PEA No. 321 was to register a new series of the Company, the SGI Enhanced 100 ETF (the “Fund”).

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement. Furthermore, the Company notes that the Fund’s name is proposed to be redesignated as follows:

SGI Enhanced 100 ETF                     à                SGI Enhanced Nasdaq-100 ETF

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 321. The Company confirms that the responses to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company.

GENERAL
1. Comment: Please complete the outstanding information and brackets.

   Response: The Company confirms the remaining information will be completed upon filing.

PROSPECTUS
Summary Section – Fees and Expenses
2. Comment: Please bold the second sentence of this section.

   Response: The Company will make the requested change.

SUMMARY SECTION – Principal Investment Strategies
3. Comment: The second sentence of the first paragraph states that the Fund’s equity investments include “other rights to acquire stock.” Please specify such securities, or delete the phrase. In addition, please provide further disclosure about “other instruments with similar economic exposures” or delete the phrase.

   Response:  The Company will replace the first through the third paragraphs under “SUMMARY SECTION – Principal Investment Strategies” with the following paragraphs:

“The Fund is an actively-managed exchange-traded fund (“ETF”) that, under normal market circumstances, seeks to achieve its objective by (1) investing at least 80% of its net assets (including borrowings for investment purposes) in equity investments of companies that, at the time of investment, are included in the Nasdaq-100® Index (the “Index”) and/or options or futures, ETFs or options on ETFs that seek to replicate the returns of the Index (the “80% Policy”), and (2) investing in options strategies that seek to generate current income. The Fund’s equity investments may include common stock, preferred stock, warrants, securities convertible into common stock, futures, forwards, and options~~,~~. ~~and other instruments with similar economic exposures.~~

An option is a type of derivative instrument that gives the holder the right (but not the obligation) to buy (a “call”) or sell (a “put”) an asset at an agreed-upon price (“strike price”) prior to a specified date (“expiration date”) in the near future. A call option gives the purchaser of the option the right to buy, and the writer (seller) the obligation to sell the underlying asset at the strike price at any time prior to the expiration date of the option, regardless of the market price of the underlying asset. A put option gives the purchaser the right to sell, and the writer (seller) the obligation to buy the underlying asset at the strike price at any time prior the expiration date of the option, regardless of the market price of the underlying asset.

A call option is considered out-of-the-money if the market price of the underlying asset is trading below the strike price of the call. A put option is out-of-the-money if the market price of the underlying asset is above the put’s strike price.

An option premium paid to the writer (seller) is in consideration for the writer (seller) undertaking the obligation to sell (in a call option), or to buy (in a put option) the underlying asset, under the options contract.

The Fund uses an actively traded put and call options strategy that writes/sells options with deep out-of-the-money strike prices generally having an expiration date within 1-7 days to generate income. The Fund seeks to provide an “enhanced” yield compared to traditional option-based strategies. It does this by frequently selling short-term options (typically less than one week in duration) to generate income. Options that expire within 1 - 7 days and that are deep out-of-the-money exhibit a greater tendency to expire worthless and help avoid additional costs to the Fund of needing to close out the options contracts through repurchasing them at a higher price. Thus, it is more likely that the Fund would be able to collect the entire premium of the options sold.

The Fund’s options selling strategy seeks to provide income ~~primarily~~ using exposure to the value of the Index~~, but may also include~~ and other broad benchmark indices such as the S&P 500® Index and the Russell 2000® Index. The Fund will consider factors such as liquidity, demand, premiums, and volatility in writing options against various broad benchmark indexes. The Index is a market-capitalization weighted index comprised of the securities of the 100 of the largest non-financial companies listed on The Nasdaq Stock Market LLC based on their market capitalization. Such securities may include companies domiciled domestically or internationally (including in emerging markets), and may include common stocks, preferred stock, warrants, securities convertible into common stock, and depositary receipts representing interests in non-U.S. companies. The Index excludes companies that are classified in the “Financials” group by the Industry Classification Benchmark, a product of FTSE International Limited. As of March 28, 2024, the Index had significant exposure to companies in the Technology and Consumer Discretionary sectors. The Fund will not concentrate its investments (i.e., hold more than 25% of its total assets) in a particular industry or group of industries, but the Fund may have significant exposure from time to time to companies in particular industries similar to the make-up of the Index.

The S&P 500® Index is an unmanaged index composed of 500 common stocks, classified in eleven industry sectors, which represent approximately 80% of the U.S. equities market. The S&P 500® Index assigns relative values to the stocks included in the index, weighted according to each stock’s total market value relative to the total market value of the other stocks included in the index. The Russell 2000® Index is an unmanaged index that consists of the 2,000 smallest companies in the Russell 3000® Index and represents approximately 7% of the total market capitalization of the Russell 3000® Index.

Since the Fund writes/sells options with deep out-of-the-money strike prices, the Fund’s options contracts are intended to provide current income from option premiums. The Fund is subject to limits on the potential gains from selling options contracts to the premiums it collects as a result of the nature of the Fund’s options selling strategy. When the Fund sells an options contract it collects a premium as the seller. When the Fund holds a contract until expiration the premium collected is paid to the Fund. This process creates additional income to the Fund. The Fund may need to purchase or buy the same options contract based on market movements of the underlying indexes to avoid a loss or lock in a loss. This purchase or buy is meant to close out the options contract position, either locking in a gain or loss, based on the price received from when selling the options contract compared to the price paid for when purchasing the same options contract.”

4. Comment: The third sentence of the first paragraph states that the “Fund uses an actively traded put and call options strategy that chooses deep out-of-the-money strike prices generally expiring within 1-7 days to generate income.” Please revise and disclose in plain English the following concepts: “put and call options strategy,” “out of the money,” “strike prices,” “expiring,” and the significance of “1-7 days.”

   Response: The Company will make the requested changes (see proposed revisions in the second through the fifth paragraphs in response to the Staff's Comment No. 3 above).

5. Comment: The fourth sentence of the first paragraph states that the “options selling strategy seeks to provide income using exposure to the value of the Index and/or other broad benchmark indices.” Please disclose the other broad benchmark indices that would be used, and also please disclose the relevance of using other benchmarks given the prominence of the Index.

Response: As a point of information, the Fund’s option selling strategy is not linked to the Fund’s 80% policy nor to the Index. Instead, the Fund seeks to generate enhanced income by writing options against broad benchmark indexes such as the Index, S&P 500 or the Russell 2000 Index. The Fund will consider factors such as liquidity, demand, premiums, and volatility in writing options against various broad benchmark indexes.

The Company will make the requested change and add disclosure about the use of  other broad benchmarks (see proposed revisions in the first and second sentences of the third-to-last paragraph in response to the Staff's Comment No. 3 above), as well as disclosure about the benchmarks (see the penultimate paragraph in response to the Staff's Comment No. 3 above).

6. Comment: The fifth sentence of the first paragraph states that the Fund is subject to “limits on the potential gains and losses.” Please provide additional disclosure on such limits.

Response:  The Company will make the requested changes (see proposed revisions in the last paragraph in response to the Staff's Comment No. 3 above).

7. Comment: The sixth sentence of the first paragraph states that options contracts “provide current income from options premiums.” Please provide additional disclosure on this concept.

Response:  The Company will make the requested changes (see proposed revisions in the fifth and last paragraphs in response to the Staff's Comment No. 3 above).

8. Comment: The sixth sentence of the first paragraph states that options contracts provide “a limit on the Fund’s indirect participation in gains or losses.” Please provide additional disclosure on indirect participation.

Response:  The Company will delete the phrase “indirect participation” and provide additional disclosure on the Fund’s limits on the potential gains and losses (see proposed revisions in the last paragraph in response to the Staff's Comment No. 3 above).

9. Comment: The first sentence of the second paragraph states that the Index is comprised of “the securities of 100 of the largest non-financial companies listed on The Nasdaq Stock Market LLC.” Please disclose what is a “non-financial company” and how it will be excluded from the Index.

Response: The Company will add the following disclosure:

“The Index excludes companies that are classified in the “Financials” group by the Industry Classification Benchmark, a product of FTSE International Limited.”

10. Comment: The second sentence of the second paragraph states that securities of companies within the Index may be “ordinary shares” and “tracking stocks.” Please provide further disclosure of such securities. Please add the word “and” before “depositary receipts.”

Response: The Company will delete the sentence referenced in Comment No. 10 and replace it with the following:

“Such securities may include companies domiciled domestically or internationally (including in emerging markets), and may include common stocks, preferred stock, warrants, securities convertible into common stock, and depositary receipts representing interests in non-U.S. companies.”

11. Comment: Please disclose if the Index is concentrated in any industry or group of industries.

Response: The Company will make the requested change, adding disclosure about the Index’s concentration in the Technology and Consumer Discretionary industries.

12. Comment: The last sentence of the second paragraph states that the Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent that the Index concentrates in an industry or group of industries. Please supplementally confirm whether the Fund has discretion to concentrate its investments in an industry or group of industries investments in a significant manner distinct from the Index, and also confirm the meaning of the word “approximately.”

Response: The Company supplementally notes that the above referenced sentence will be replaced with the following:

“The Fund will not concentrate its investments (i.e., hold more than 25% of its total assets) in a particular industry or group of industries, but the Fund may have significant exposure from time to time to companies in particular industries similar to the make-up of the Index.”

13. Comment: Please revise the first sentence of the fifth paragraph which includes the phrase “or through depository receipts,” as it appears to be duplicative with the phrase “American Depositary Receipts” in the same sentence.

Response: The Company will delete the phrase “directly or through depository receipts” in the sentence referenced in Comment No. 13.

14. Comment: Please consider whether the last sentence of the fifth paragraph should be deleted, as it appears inconsistent with the Fund’s 80% Policy as the Index is a large capitalization index.

Response: The Company will delete the sentence referenced in Comment No.14 and replace it with the following:

“The Fund primarily invests in large-capitalization companies, but may invest in or have exposure to companies of any size within the limits of the Fund’s 80% Policy.”

Summary Section – Principal Investment Risks
15. Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

16. Comment: Please disclose that, where all or a portion of an ETF’s underlying securities trade in a market that is closed, when the market in which the ETF’s shares are listed and trading is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of an ETF’s shares and the underlying value of those shares.

Response: The Company will add the following disclosure to the “ETF Risk – Shares May Trade at Prices Other Than NAV Risk.”

Shares May Trade at Prices Other Than NAV Risk. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. There is a risk that market prices for Fund Shares will vary significantly from the Fund’s NAV. Where all or portion of the Fund’s underlying securities trade in a foreign market that is closed when the market in which the Fund’s Shares are listed is open for trading, there may be changes between the last quote of the underlying securities’ value in the closed foreign market and the value of such underlying securities during the Fund’s domestic trading day.

17. Comment: If “Leverage Risk” is a principal investment risk of the Fund then please add corresponding disclosure to the section entitled “Summary Section – Principal Investment Strategies.” Alternatively, please delete this risk factor.

Response: The Company will make the requested changes and add the following disclosures to the section entitled “SUMMARY SECTION – Principal Investment Strategies:”

“The Fund intends to enter into derivatives or other transactions, including options contracts, that provide leverage, in compliance with Rule 18f-4 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is expected to be a full derivatives user under Rule 18f-4, and has adopted policies and procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund may engage in derivative transactions could also limit or prevent the Fund from using certain instruments.”

18. Comment: As the Fund is not an index fund, please revise the introductory clause to the first sentence of the “Tracking Error Risk” factor.

Response: The Company will make the requested change and delete the phrase “As with all index funds.”

19. Comment: Please ensure consistency between principal risk factors listed per Items 4(b)(1)(i) and 9(c) of Form N-1A.

Response: The Company will make the requested change.

Additional Information about the Fund – Temporary Investments
20. Comment: Please add corresponding disclosure about temporary investments to the section entitled “Summary Section – Principal Investment Strategies” per Item 4(a)(1) and Instruction 6 to Item 9(b)(1) of Form N-1A

Response: The Company will add the following paragraph to the section entitled “SUMMARY SECTION – Principal Investment Strategies:”

“While the Adviser intends to fully invest the Fund’s assets at all times in accordance with the above-mentioned strategies, the Fund reserves the right to hold up to 100% of its assets, as a temporary defensive measure, in cash, eligible U.S. dollar-denominated money market instruments, or cash equivalents, including short- or intermediate-term U.S. Treasury securities, as well as other short-term investments, including high quality, short-term debt securities, and make investments inconsistent with its investment objective. The Adviser will determine when market conditions warrant temporary defensive measures. Accordingly, during such periods, the Fund may not achieve its investment objective.”

STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions

21. Comment: Please delete the last sentence of the first paragraph.

Response: The Company will make the requested change.

22. Comment: Please add the phrase “or group of industries” in the first sentence of the sixth investment restriction.

Response: The Company will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	David Harden, Summit Global Investments, LLC Steven Plump, The RBB Fund, Inc. Jillian Bosmann, Faegre Drinker Biddle & Reath LLP